Filed Pursuant to Rule 424(b)(3)

File No. 333-235913

WILSHIRE wSHARES ENHANCED GOLD TRUST

Supplement dated August 17, 2021

to

Amended and Restated Prospectus dated April 16, 2021

This supplement (the “Supplement”) updates the amended and restated prospectus of Wilshire wShares Enhanced Gold Trust (the “Trust”), dated April 16, 2021 as supplemented to date (the “Prospectus”), with the following information. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Prospectus.

This Supplement should be read in its entirety and kept together with the Prospectus for future reference.

Updates to the Trust’s Plan of Distribution

This Supplement amends and restates the table under the heading “Summary of Items of Value Paid Pursuant to FINRA Rule 2310” in the “Plan of Distribution” section of the Prospectus on page 91 as follows:

Nature of Payment	Recipient	Payor	Description of Payment	Services Provided
Selling Commission	Authorized Participants	Shareholders	No greater than 2% of the gross offering proceeds.	Brokering purchases and sales of the Shares and creating and redeeming Creation Units.
Marketing Services Fee	Marketing Agent	Trust	A range from 0.005% - 0.01% per annum of the Trust’s assets during each year calculated in U.S. dollars; subject to an annual minimum fee based on the total number of funds, at $15,000 per fund, and not to exceed 7.5% of the gross offering proceeds.	Working with the Sponsor, the Trust, and the Transfer Agent to facilitate the execution of Authorized Participant Agreements. Reviewing all proposed advertising materials and sales literature and files with appropriate regulators. Reviewing and accepting creation and redemption orders from Authorized Participants. Providing other ancillary services related to the Marketing Agent services.
Advertising Compliance Review	Marketing Agent	Trust	$125 per communication piece for the first 10 pages, $10 per page thereafter. $600 per communication piece requiring expedited review (within 24 hours) for the first 10 pages, $25 per page thereafter.	See above.
Additional Marketing Agent Fees and Expense Reimbursements	Marketing Agent	Trust	Various one-time setup and fixed fees and out-of-pocket expense reimbursements, not to exceed 0.5% of the gross offering proceeds.	See above.

Nature of Payment	Recipient	Payor	Description of Payment	Services Provided
Wholesale Marketing Fees	Valor Consulting & Distribution, LLC (“Valor”)	Sponsor	A monthly retainer and a quarterly revenue sharing payment based on a percentage of the Trust’s average daily net assets.	Through employees that are registered representatives of UMB Distribution Services, LLC (“UMB”), a broker-dealer registered under the Exchange Act, using its reasonable best efforts to market the Trust to registered representatives of broker dealers and investment advisers that may have customers interested in investing in the Trust.
Marketing and Distribution Services Platform Fees	FLX Distribution, Inc. (“FLX”) & ALPS Distributors, Inc. (“ADI”)	Sponsor	A platform fee and a quarterly assets under services fee based on a percentage of quarter-end assets under management.	Providing access to a membership platform and marketing, promotion and consulting services related to the distribution and marketing of the Trust.

This Supplement adds the following paragraph after the fourth paragraph under the heading “General” in the “Plan of Distribution” section of the Prospectus on page 92:

The Sponsor has entered into a Services Agreement with FLX and ADI effective as of August 1, 2021. Pursuant to the Services Agreement, FLX, through its personnel and through employees that are registered representatives of ADI, will provide (i) access to a platform that is used by certain advisors, intermediaries and other persons who may be independent contractors of FLX or registered representatives of ADI and (ii) materials and content created by FLX related to the distribution and marketing of the Trust. In consideration for the services provided under the Services Agreement, the Sponsor pays FLX a platform fee and a quarterly assets under service fee.

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